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[LOGO]  PHOENIX LIFE INSURANCE COMPANY
        A Stock Company

NO LAPSE GUARANTEE RIDER

This rider is part of the policy to which it is attached in consideration of the application and the Rider Charge shown on the Schedule Pages of the policy. This rider is effective on the Rider Issue Date shown in the Schedule Pages of this policy. Except as stated in this rider, it is subject to all of the provisions contained in the policy.

                             RIDER SPECIFICATIONS

Policy Number:            [0000000]

Insured(s):               [John M. Doe]

Initial No Lapse Premium  [$1000.00 per month]

Effective Annual Rate     [4.0%]

No Lapse Guarantee

If the policy would otherwise be in default in the absence of this rider, the policy will not terminate as long as you meet the requirements of the Total Cumulative Premium Test described below.

Total Cumulative Premium Test

If the No Lapse Guarantee is in effect, the Total Cumulative Premium Test must be met to keep the policy in force. On any Monthly Calculation Date prior to your policy entering the Grace Period as described in your policy, we will calculate the sum of the No Lapse Premiums applicable for each Policy Month since the Policy Date, accumulated with interest at the Effective Annual Rate shown above. To meet the Total Cumulative Premium Test, (1) less (2) less
(3) must equal or exceed such sum where:

    1. equals the premiums paid accumulated with interest at the Effective Annual Rate shown above, and

    2. equals withdrawals accumulated with interest at the Effective Annual Rate shown above, and

    3. equals the Policy Debt.

If the Total Cumulative Premium Test is not met and this rider is still in effect, the policy will be in default and the Grace Period provision will apply. In lieu of the default payment required under the terms of the Grace Period you may pay the shortfall, which is the amount necessary to satisfy the Total Cumulative Premium Test as of the date of default plus the next three monthly No Lapse Premiums.

Accumulated Charges

While the No Lapse Guarantee is in effect, any monthly deduction as shown on the Schedule Page will continue to be deducted from the Policy Value as provided for under the terms of the policy. If, however, the Policy Value is insufficient to cover such monthly deduction, we will accumulate the charges and apply them to future Policy Value(s) as may later exist. No interest will accrue on these charges. Accumulated charges do not affect the net amount at risk and will not be deducted from claims.

06NLGR                                1                                     NY

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No Lapse Premium Change

The Initial No Lapse Premium is shown in the Rider Specifications. The No Lapse Premium will change each time one of the following occurs:

    a) a decrease in face amount;

    b) an increase in face amount;

    c) the addition, change or termination of one or more riders;

    d) a change in risk classification.

Upon the occurrence of one of the above, we will notify you of any change to your No Lapse Premium. The new No Lapse Premium will be effective on the date of the change.

Reinstatement

This rider cannot be reinstated if the policy has lapsed and is later reinstated.

Termination

This rider and all rights provided under it will terminate automatically upon the first of any of the following events to occur:

    1. the date we receive your written request to cancel this rider;

    2. the date you change your Death Benefit Option;

    3. the Rider Expiry Date as shown in the Schedule Pages of the policy;

    4. the date the policy terminates.

Once this rider terminates, the Grace Period described in your policy will continue to apply. However, in addition to the payments required under the Grace Period provision, a lump sum payment of any Accumulated Charges while the No Lapse Guarantee was in effect will be also be required.

                                                  Phoenix Life Insurance Company

                                                        /s/ John H. Beers
                                                  ------------------------------
                                                           [Secretary]

06NLGR                                2                                     NY